

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

July 23, 2008

Mr. Donovan Chin
Chief Financial Officer
E Com Ventures, Inc.
251 International Parkway
Sunrise, FL 33325

> **Re:** **E Com Ventures, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 19, 2008**
> **File No. 0-10714**

Dear Mr. Chin:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief